Exhibit 99.1

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra Provides Corporate Update

Toronto, Ontario – (February 27, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce that the Company and the holders (the “Noteholders”) of US$51 million principal amount of 8.99% senior secured convertible notes (the “Notes”) have entered into an agreement (the “Waiver”) whereby the Noteholders have agreed, subject to certain conditions, to a postponement in the unpaid payment of interest on the Notes payable on the August 15, 2023 and February 15, 2024 interest payment dates (the “Interest”) under the convertible note indenture dated as of February 13, 2023 (the “Indenture”) that governs the Notes. Pursuant to the Waiver, the Company is required to make payment of accrued Interest on August 15, 2024, other than the Interest to be paid through the Share Issuance (as defined below). In the event of a default by the Company under the Indenture, the Company is required to pay the Interest immediately. Pending repayment, the Interest will be treated as additional principal amounts of Notes entitled to the same rights as the Notes under the Indenture, including the accrual of additional interest under the Indenture and the right to convert into common shares in the capital of the Company (“Common Shares”).

The Company has agreed to satisfy US$400,732 of the Interest through the issuance of Common Shares to certain Noteholders (the “Share Issuance”). The Share Issuance will occur at a deemed value equivalent to 95% of the volume weighted average trading price of the Common Shares for the five trading days immediately prior to the issuance. The Share Issuance remains subject to the approval of the TSX Venture Exchange (the “TSXV”), and the Company will issue a further news release once the Share Issuance has been completed confirming the final number of Common Shares issued.

“While our primary focus is completion of the financing package for construction of the cobalt refinery, steps such as today’s support stability within our balance sheet and meeting our near-term obligations to our lenders,” said David Allen, Electra’s CFO.

In addition, subject to certain conditions, the Noteholders have agreed to waive the requirement set out in the Indenture for the Company to file a registration statement to provide for the resale of the Common Shares underlying the Notes and the common share purchase warrants issued on February 13, 2023.

NASDAQ Notice Update

Further to the Company’s news release dated September 22, 2023 regarding its receipt of notice from The Nasdaq Stock Market LLC (“Nasdaq”) on September 21, 2023 stating that the Company is not in compliance with the minimum bid price requirement ("Minimum Bid Requirement"), the Company intends to submit an application pursuant to the Nasdaq Listing Rules for an additional 180-day extension to the notice period under Nasdaq Rule 5810(c)(3)(A)(ii), at which point the Company may be required to take steps to resolve the non-compliance.

If at any time before March 19, 2024, the bid price of the Common Shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

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Employee Share Settlement

Further to the Company’s news release dated February 12, 2024, the Company has settled a total of C$133,857 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 165,257 Common Shares at a deemed price of C$0.81 per share to these individuals (the “Share Settlement”). The aggregate Share Settlement is lower than the previously disclosed total of C$157,357, by issuing a total of 194,268 Common Shares, that the Company had anticipated settling.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and a black mass demonstration plant, Electra is executing a multipronged strategy to onshore the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles

Vice President, Investor Relations & Corporate Development

info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding completion of the Share Issuance and the postponement of the Interest. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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